SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 7)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013, and amended on April 2, 2013, April 3, 2013, April 4, 2013, April 5, 2013, April 12, 2013, and April 22, 2013 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013, as amended on April 4, 2013, April 5, 2013, April 12, 2013, and April 22, 2013 (the “Schedule TO”), to purchase all outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, without interest (less any applicable withholding tax), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2013 and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto (which, as amended or supplemented from time to time, together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the following to the end of such Item 8:

Extension of the Offer

On April 23, 2013, Valeant issued a press release announcing that, in conjunction with the AMC’s continued review of the joint application filed by Valeant and the Company with respect to the Offer and the Merger, Purchaser extended the expiration of the Offer for a period of two (2) business days. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 25, 2013 (which is one minute after 11:59 p.m., New York City time, on Wednesday, April 24, 2013), unless further extended.

Although there can be no guarantee or assurance, Valeant informed the Company that it believes it is possible that the parties may receive approval from the AMC at a meeting of the AMC on Wednesday, April 24, 2013. Valeant and the Company expect to complete the Offer and consummate the Merger promptly after the AMC’s approval of the acquisition is received.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

By:	/s/ Albert F. Hummel
	Name:	Albert F. Hummel
	Title:	President & Chief Executive Officer

Dated: April 23, 2013